SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three and nine months ended September 30, 2014 and 2013.

2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and nine months ended September 30, 2014 and 2013.

3	Canadian Form 52 – 109F2 – Certification of Filings – CEO.

4	Canadian Form 52 – 109F2 – Certification of Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

DOCUMENT 1

Neovasc Inc.
Management’s Discussion and Analysis
Form 51-102F1

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2014 AND 2013

Q3

2014

FORM 51-102F1: MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company” or “Neovasc”) for the three and nine months ended September 30, 2014 and 2013.

The Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2014 and 2013 (included as part of Neovasc’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the fiscal year ended December 31, 2013 (collectively known as the “Financial Statements”).

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the U.S.

Additional information about the Company, including the Financial Statements, is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, contains forward-looking statements within the meaning of applicable Canadian securities legislation and U.S. securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our intention to expand the indications for which we may market Tiara™ (which does not have regulatory approval and is not commercialized) and Reducer™ (which has CE mark approval for sale in the European Union);
•	our plans to develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	clinical development of our products, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	the benefits and risks of our products as compared to others;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our products;
•	our selection and licensing of products;
•	our potential relationships with distributors and other third parties with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our products;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;

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•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	the conduct or possible outcomes of any actual or threatened legal proceedings;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	our ability to get our products approved for use; and
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that:

•	our ability to reach agreements with regulatory agencies;
•	recruitment to clinical trials will continue;
•	the regulatory requirements, including patient exposure, for approval of marketing authorization applications will be maintained;
•	genericisation of markets for Tiara and Reducer will develop;
•	the time required to analyze and report the results of our clinical studies will be consistent with past timing;
•	market data and reports reviewed by us are accurate;
•	our current good relationships with our suppliers and service providers will be maintained;
•	availability of capital on terms that are favourable to us;
•	the success of current and future clinical trials; and
•	feasibility of future clinical trials.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and is expressed in Canadian dollars.

Date: November 13, 2014

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease, the Reducer for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. BBL developed certain products intended to solve problems encountered by physicians when attempting to place vascular stents at locations where an artery branches from the aorta, the ostium or where an artery splits into multiple branches, a bifurcation. In 2009, Neovasc ceased all activities related to BBL’s technologies

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (it was estimated that in 2015 mitral regurgitation will affect approximately 5.9 million people in the U.S. and EU5 – namely, Spain, Germany, Italy, France and the UK). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 2.4 million patients suffering from significant mitral regurgitation in the U.S.. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Initial implantations of the valve have been undertaken in humans under special compassionate use exemptions (to date, three human implants of the Tiara have been completed under such exemptions). The Company is currently undertaking additional activities to set up formal multicenter clinical trials for the Tiara device. Additional development activities are ongoing to further refine the device and develop additional sizes.

While many challenges remain prior to achieving commercial production (including positive clinical trials and obtaining regulatory approval from the relevant authorities), the Tiara device is being widely recognized at cardiovascular medical conferences as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties; some of which have been implanted in compassionate use type cases with varying results.

Neovasc believes that there are several unique attributes of the Tiara device that may provide advantages over other approaches and that it will likely be one of the first transcatheter mitral valve replacement therapies to begin a formal series of human implantations. There is no certainty that the Tiara device will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

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The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch™ (“Peripatch”) tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. However, if this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara device. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE mark approval in Europe in the next two to four years. To the end of September 30, 2014, the Company has spent approximately $12 million developing the product and anticipates that it may require an additional $10-15 million to apply for CE mark. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014 Neovasc announced that it has received conditional Investigational Device Exemption (“IDE”) approval from the U.S. Food and Drug Administration (“FDA”) to initiate the U.S. arm of its TIARA-I Early Feasibility Trial for the Company’s Tiara transcatheter mitral valve. The TIARA-I Early Feasibility Trial is a multinational, multicenter trial being conducted to assess the safety and performance of Neovasc’s Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation (“MR”). Severe MR is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I Early Feasibility Trial will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians co-chaired by Dr. Martin Leon (Director, Center for Interventional Vascular Therapy Columbia University Medical Center / New York-Presbyterian Hospital) and Dr. Anson Cheung (Professor of Surgery and Director of Cardiac Transplant at St. Paul’s Hospital, Vancouver Canada). With this FDA approval, TIARA-I is expected to enroll patients at three highly respected U.S. medical centers: Columbia University Medical Center / New York-Presbyterian Hospital (New York), Lenox Hill Hospital (New York) and Cedars-Sinai Medical Center (Los Angeles). The Company is now focusing on training participating clinical teams and obtaining institutional approvals with the goal of enrolling the first U.S. patients by early 2015.

TIARA-I also has received ethics committee approval at Antwerp Cardiovascular Center / ZNA Middelheim in Belgium and competent authority notification in that country. First European enrollment is expected before the end of the year. Applications are underway for additional centers in Europe and Canada.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It is estimated that in 2015 it will affect approximately 830,000 individuals in the U.S., who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 830,000 refractory angina patients in the U.S. who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer product. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

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The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before a Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The company has completed a multicenter, randomized, sham controlled study (“Coronary Sinus Reducer for treatment of Refractory Angina” or “COSIRA”) to assess the efficacy of the Reducer device. COSIRA’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA results have been submitted to major peer reviewed medical journals and are expected for publication shortly.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or catheter-based techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a ..035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has also demonstrated excellent results in multiple animal studies and in a clinical trial of fifteen patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients.

Following this positive data from the COSIRA trial, the Company expects to begin introduction of the Reducer in selected European centres in late 2014 / early 2015. The Company will also explore initiation of Reducer sales in other non-U.S. markets. It is anticipated that sales of the product in the U.S. would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

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Regulatory Status

The Reducer is approved for sale in Europe, having received CE-mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed a clinical trial named COSIRA that is expected to provide data to support broad commercialization of the Reducer product. COSIRA is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at 11 clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. The Company has also initiated Registries in Europe and Israel to collect additional clinical data from patients treated with the Reducer. Data from the COSIRA trial and the patient registries is expected to provide critical support for adoption and use of the Reducer product in Europe and was presented at the American College of Cardiology 63rd Annual Scientific Session & Expo on March 29, 2014.

Neovasc is also developing a U.S. regulatory approval strategy that will address the requirement for a larger randomized clinical trial, which is mandatory in the U.S.. The Company expects to begin this trial in 2015. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the U.S. clinical trial is expected to be $15 million.

Peripatch Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses its proprietary processes to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets or as a covering on a vascular stent). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year plus history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The product line includes Peripatch surgical patches, which are rectangular patches made from bovine tissue, applied as internal bandages to repair weak or damaged organs or vessels. On October 31, 2012, Neovasc amended its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch technology on an accelerated basis. Under the terms of the amendment, LeMaitre is permitted to use the Peripatch technology for the sole purpose of manufacturing surgical patches that it markets as its XenoSure™ surgical patch product line. Neovasc will continue to supply LeMaitre with surgical patches until LeMaitre is able to receive appropriate regulatory approvals and start manufacture of the surgical patches themselves, anticipated around the end of 2014. At that time, Neovasc will cease manufacture of surgical patches for this specific application.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves, covered stents and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products. The Company actively consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its own proprietary process that is supported by a 25-year plus implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation. As stated elsewhere herein, Neovasc is not aware of any other company in the world that both provides such tissue and partners with customers to provide specialized heart valve development and manufacturing services.

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The basic Peripatch technology was established over 25 years ago by a third party predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc’s processing of the material is a trade secret and proprietary to the Company. However, the use of the product in transcatheter minimally invasive heart valves and other medical devices such as covered stents and artificial hearts are new uses for the technology. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 100% of the Company’s current revenues.

Regulatory Status

Peripatch tissue manufactured from bovine tissue is approved for sale in the U.S., the European Union and Canada. While the Company does not have stand-alone approval for its porcine tissue products, third party products fabricated from Neovasc’s porcine tissue are approved for sale in European Union markets. Regulatory agencies, such as the Canadian Food Inspection Agency, regulate the import and export of such tissue. A number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE-mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Company’s Peripatch tissue into their vascular device products. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as early-stage development work on the Tiara program. The Company is also undertaking product development work under contract for third-parties. These third-party projects are typically focused on supporting the development of products that incorporate Peripatch tissue. These activities generate near-term revenues for Neovasc from consulting activities and also are expected to drive longer-term growth as a result of the revenues that may result from future commercial sales of new products incorporating the Peripatch tissue, as well as the related manufacturing services the Company could provide for these customers once their products reach the market. The Company may also investigate other potential new internal projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

The Company has incurred operating losses of $4,588,545 and $11,440,528 for the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013: $1,439,826 and $4,538,375) and has a deficit of $89,534,531 at September 30, 2014 compared to a deficit of $78,094,003 as at December 31, 2013. As at September 30, 2014 the Company had $9,723,488 in cash and cash equivalents and $11,999,999 short-term investments in guaranteed investment certificates, which mature within one year. The Company believes it is well funded to pursue its short and medium term objectives for the Tiara and Reducer programs, but may need to raise additional capital prior to the successful commercialization of these products. There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

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Neovasc has a limited operating history which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of fiscal losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

Operating risks include but are not limited to: market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the continued availability of capital to finance the Company’s activities; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; the conduct or possible outcomes of any actual or threatened legal proceedings; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused.

These risk factors and others are described in greater detail in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Foreign Operations

The majority of the Company’s revenues are derived from product sales in the U.S. and Europe, primarily denominated in U.S. dollars and European euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements. In addition, any decrease in the value of the U.S. dollar or European euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign-currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2014 and 2013.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three and nine months ended September 30, 2014 and 2013 follow:

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Losses

The losses for the three and nine months ended September 30, 2014 were $4,588,545 and $11,440,528, or $0.09 and $0.22 basic and diluted loss per share, respectively, as compared with a loss of $1,439,826 and $4,538,375, or $0.03 and $0.10 basic and diluted loss per share for the same periods in 2013. The $3,148,719 increase in the loss incurred for the three months ended September 30, 2014 compared to the same period in 2013 can be substantially explained by a $2,140,046 increase in share-based payments, a $1,003,917 increase in general and administrative expenses and a $421,766 increase in product development and clinical trial expenses. These increases in expenses were partially offset by a $326,814 increase in the gross profit for the same period. The $6,902,153 increase in the loss incurred for the nine months ended September 30, 2014 as compared to the same period in 2013 can be substantially explained by a $5,034,966 increase in share-based payments, a $2,312,473 increase in general and administrative expenses and a $1,094,203 increase in product development and clinical trial expenses. These increases in expenses were partially offset by a $1,651,259 increase in the gross profit for the same period. Under the Black Scholes model used to value the options, the significantly higher price of the Company’s shares in 2014 produced a higher overall valuation of the options issued, and therefore resulted in a higher non-cash charge to the income statement in 2014.

Revenues

Revenues increased 17% year-over-year to $4,269,360 for the three months ended September 30, 2014, compared to revenues of $3,633,891 for the same period in 2013. Revenues increased 48% year-over-year to $12,510,010 for the nine months ended September 30, 2014, compared to revenues of $8,436,086 for the same period in 2013.

Product sales for the three months ended September 30, 2014 were $471,468, compared to $654,809 for the same period in 2013, representing a decrease of 28%. Product sales for the nine months ended September 30, 2014 were $1,965,387, compared to $2,011,688 for the same period in 2013, representing a decrease of 2%. Product sales are solely comprised of sales of surgical patches to LeMaitre. Concurrent with the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price until LeMaitre receives appropriate regulatory approvals and start manufacture of the surgical patches itself. LeMaitre anticipates receiving the appropriate regulatory approvals towards the end of 2014. After that time, Neovasc will cease manufacturing all surgical patches for LeMaitre.

Contract manufacturing revenues for the three months ended September 30, 2014 were $1,366,552, compared to $583,466 for the same period in 2013, representing an increase of 134%. Contract manufacturing revenues for the nine months ended September 30, 2014 were $2,273,493, compared to $1,679,976 for the same period in 2013, representing an increase of 35%. During the first quarter of 2014, one customer adopted a new manufacturing process, which prevented shipment of product until adoption of the new process was completed. These contract manufacturing revenues resumed in the second quarter of 2014 and subsequently there has been growth in this revenue segment as our customers begin to commercialize their products.

Revenues from consulting services for the three months ended September 30, 2014 were $2,431,340, compared to $2,395,616 for the same period in 2013, representing an increase of 1%. Revenues from consulting services for the nine months ended September 30, 2014 were $8,271,130, compared to $4,744,422 for the same period in 2013, representing an increase of 74%. The bulk of the growth during the nine months ended September 30, 2014 compared to the same periods in 2013 reflected growth in consulting revenues earned with each of the Company’s top three consulting services customers. The Company’s consulting service revenues are customer-driven and they can fluctuate from quarter-to-quarter and year-to-year as customers’ development program expenditures fluctuate according to their stage of development. The Company hopes and anticipates that it will be able to convert more of its current consulting services customers into contract manufacturing customers as they advance their product development programs towards commercialization and market introduction. However, this shift is dependent on our customers’ product development success and is therefore difficult to forecast.

Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the three and nine months ended September 30, 2014 was $2,468,747 and $7,450,193, respectively, compared to $2,160,092 and $5,027,528 for the same periods in 2013. The overall gross margin for the three and nine months ended September 30, 2014 was 42% and 40%, respectively, compared to 41% and 40% gross margin for the same periods in 2013. Neovasc anticipates the margins will improve as the sale of lower margin surgical strips to LeMaitre is discontinued and the revenue mix shifts to higher margin contract manufacturing and consulting services revenues.

9

Expenses

Total expenses for the three and nine months ended September 30, 2014 were $6,423,477 and $16,555,555, respectively, compared to $2,895,782 and $8,205,049 for the same periods in 2013, representing an increase of $3,527,695, or 122% and $8,350,506 or 102%, respectively. The increase in total expenses for the three months ended September 30, 2014 compared to the same period in 2013 reflects a $2,090,956 increase in share-based payment, a $1,003,917 increase in general and administrative expenses, and a $421,766 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs. The increase in total expenses for the nine months ended September 30, 2014 compared to the same period in 2013 reflects a $4,942,655 increase in share-based payment, a $2,312,473 increase in general and administrative expenses, and a $1,094,203 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three and nine months ended September 30, 2014 were $19,285 and $63,613, respectively, compared to $7,366 and $60,058 for the same periods in 2013. The Company is continuing to maintain relatively constant and modest selling and marketing costs while it focuses on growing its business-to-business revenue streams.

General and administrative expenses for the three and nine months ended September 30, 2014 were $2,916,141 and $8,656,982, respectively, compared to $1,009,473 and $3,663,868 for the same periods in 2013, representing an increase of $1,906,668, or 189% and $4,993,114, or 136%. The increase in general and administrative expenses for the three and nine months ended September 30, 2014 compared to the same periods in 2013 can be substantially explained by a $902,751 and $2,680,641 increase in share-based payments, respectively, and by a $1,003,917 and $2,312,473 increase in other expenses, representing a 120% and 96% increase in other expenses, respectively. For the nine months ended September 30, 2014, approximately $1.3m relates to accounting, listing and legal expenses incurred while completing the Company’s dual listing on the Nasdaq and graduation to the TSX main board and other corporate restructuring, approximately $400,000 relates to litigation expenses associated with the claims made by CardiAQ as discussed elsewhere in this MD&A, approximately $300,000 relates to an increase in general and administrative staff and an increase in the size of the scientific advisory board as well as an increase in compensation to the board, senior management and the scientific advisory board, approximately $200,000 relates to a write down of an amount owed by one customer, and approximately $100,000 relates to an increase in travel activities, particularly by the Chief Executive Officer (“CEO”).

Product development and clinical trial expenses for the three and nine months ended September 30, 2014 were $3,488,051 and $7,834,960, respectively, compared to $1,878,943 and $4,481,123 for the same periods in 2013, representing an increase of $1,609,108, or 86% and $3,353,837 or 75%, respectively. The increase in product development and clinical trial expenses for the three and nine months ended September 30, 2014 was due to $1,187,342 and $2,259,634 increase in share-based payment, respectively, a $311,484 and $560,266 increase in cash–based employee expenses as the Company hired additional staff to build up a clinical trial team and a $110,282 and $533,937 increase in other expenses, respectively, as the Company invested in its two major new product initiatives.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 6% in the nine months ended September 30, 2014 compared to the same period in 2013. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the three months ended September 30, 2014 was $34,319, compared to other expense of $17,843 for the same period in 2013. The other income for the nine months ended September 30, 2014 was $55,210, compared to other income of $258,116 for the same period in 2013. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in 2013.

10

QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to September 30, 2014:

	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
REVENUE
Product sales	$471,468	$798,921	$694,998	$683,289
Contract manufacturing	1,366,552	721,225	185,716	96,917
Consulting services	2,431,340	2,884,369	2,955,421	2,531,344
	4,269,360	4,404,515	3,836,135	3,311,550

COST OF GOODS SOLD	2,468,747	3,066,924	1,914,522	2,056,349
GROSS PROFIT	1,800,613	1,337,591	1,921,613	1,255,201

EXPENSES
Selling expenses	19,285	24,413	19,915	18,417
General and administrative expenses	2,916,141	4,644,387	1,096,454	1,183,067
Product development and clinical trials expenses	3,488,051	3,113,707	1,233,202	2,366,195
	6,423,477	7,782,507	2,349,571	3,567,679

OPERATING LOSS	(4,622,864)	(6,444,916)	(427,958)	(2,312,478)

OTHER INCOME/(EXPENSE)	34,319	(26,995)	47,886	100,603
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(4,588,545)	$(6,471,911)	$(380,072)	$(2,211,875)

BASIC AND DILUTED LOSS PER SHARE	$(0.09)	$(0.12)	$(0.01)	$(0.05)

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
REVENUE
Product sales	$654,809	$766,834	$590,045	$866,866
Contract manufacturing	583,466	521,361	575,149	677,695
Consulting services	2,395,616	1,504,620	844,186	921,054
	3,633,891	2,792,815	2,009,380	2,465,615

COST OF GOODS SOLD	2,160,092	1,632,155	1,235,281	1,491,125
GROSS PROFIT	1,473,799	1,160,660	774,099	974,490

EXPENSES
Selling expenses	7,366	31,685	21,007	36,560
General and administrative expenses	1,009,473	928,663	1,725,732	863,476
Product development and clinical trials expenses	1,878,943	1,613,609	988,571	1,029,295
	2,895,782	2,573,957	2,735,310	1,929,331

OPERATING LOSS	(1,421,983)	(1,413,297)	(1,961,211)	(954,841)

OTHER INCOME/(EXPENSE)	(17,843)	174,904	101,055	4,592,033
INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	$(1,439,826)	$(1,238,393)	$(1,860,156)	$3,637,192

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.03)	$(0.04)	$0.08

Revenues have been cyclical in nature on a quarterly basis, but show an increasing trend year over year. The slightly unpredictable nature of revenues is expected as third party development expenditures are difficult to predict and may start or stop suddenly depending on the needs of the customer.

Selling expenses have remained relatively consistent from 2013 as efforts have been focused on servicing our existing customers. General and administrative expense reached a peak in the second quarter of 2014 mainly due to a stock-based compensation expense of $2,802,674 which included options granted and vested immediately in the quarter. Product development and clinical trial costs peaked in the third quarter of 2014 due to a stock-based compensation expense of $1,234,372 which included options granted and vested immediately in the quarter, and the preclinical and clinical Tiara expenses.

11

USE OF PROCEEDS

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceed from the financing, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	March 26, 2014 Bought Deal	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$13,500,000	$1,836,424	$11,663,576
Reducer Development Costs	$7,500,000	$376,292	$7,123,708
Additional Proceeds	$3,645,349	$709,146	$2,936,203
Total	$24,645,349	$2,921,862	$21,723,487

The actual proceeds net of share issue costs were $24,645,349. The additional proceeds will be used for working capital items and to fund the expansion of our clean rooms and office space. Proceeds have been invested in high interest savings accounts and guaranteed investment certificates that are shown as part of cash and cash equivalents and investments in the financial statements. The combined value of the cash and cash equivalents and investments as at September 30, 2014 is $21,723,487. The approximate expenditures from proceeds of the bought deal equity financing during the three months to September 30, 2014 were $2.9m, of which approximately $1.85m was spent on Tiara Development Costs, $375,000 was spent on Reducer Development Costs and $710,000 was spent on working capital items and investment in property, plant and equipment funded from the additional proceeds.

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At September 30, 2014, the Company had cash and cash equivalents of $9,723,488 compared to cash and cash equivalents of $3,403,472 at December 31, 2013, as well as $11,999,999 invested in longer term investments falling due within one year.

Cash used in operating activities for the three and nine months ended September 30, 2014, was $3,693,697 and $5,855,902, respectively, compared to $1,573,872 and $3,605,021 for the same periods in 2013. For the three months ended September 30, 2014, operating expenses were $2,150,205, compared to $1,102,435 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities as discussed elsewhere in this MD&A and working capital items absorbed cash of $1,597,452, compared to $469,197 for the same period in 2013, as accounts receivable absorbed more cash associated with revenue growth and accounts payable decreased as the Company improved its speed of payments to suppliers. For the nine months ended September 30, 2014, operating expenses were $4,678,840, compared to $2,773,226 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities as discussed elsewhere in this MD&A and working capital items used cash of $1,267,195, compared to working capital items used cash of $824,844 for the same period in 2013, as prepaid expenses and other assets increased with the payment of deposits for our leased office space and the payment of our directors and officers insurance in advance rather than on a monthly basis.

For the nine months ended September 30, 2014, the Company invested $11,999,999 in longer term investments, as its cash and cash equivalents are sufficient to meet its obligations in the short-term. For the three and nine months ended September 30, 2014, the Company invested in $284,854 and $601,857 in property, plant and equipment, respectively, compared to $111,150 and $1,004,182 for the same periods in 2013. During 2013, the Company invested capital to expand its clean room and manufacturing facilities and research and development capabilities.

For the three and nine months ended September 30, 2014, net cash provided by financing activities was $14,205 and $24,777,774, respectively, compared to $389,530 and $2,920,368 for the same periods in 2013. On March 26, 2014, the Company closed a bought deal equity prospectus offering underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

12

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There are no significant restrictions on the transfer of funds between these entities and during the three and nine months ended September 30, 2014 the Company also had no complications in transferring funds to and from its subsidiaries in Israel.

The majority of the Company’s cash and cash equivalents at September 30, 2014 were denominated in Canadian dollars. The Company is exposed to foreign currency fluctuations on $558,937 of its cash and cash equivalents held in U.S. dollars and European euros.

EVENTS DURING THE QUARTER

Other than described elsewhere herein, there were no material events during the quarter.

SUBSEQUENT EVENTS

Other than described elsewhere herein, there were no material events after the quarter end to the date of this MD&A.

OUTSTANDING SHARE DATA

As at November 13, 2014, the Company had 53,756,932 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 9,436,001 stock options with a weighted average price of $2.35. The fully diluted share capital of the Company at November 13, 2014 is 63,192,933.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

The Company is engaged as a defendant in a lawsuit filed by CardiAQ Valve Technologies (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning allegations relating to Neovasc’s transcatheter mitral valve technology, including the Tiara™ device. On July 7, 2014, the Company was also made aware through a press release issued by CardiAQ of a stay in proceedings in one of Neovasc’s European patent applications based on a lawsuit filed by CardiAQ against Neovasc in Germany. This stay of proceedings was granted without an opportunity for Neovasc to respond to CardiAQ’s allegations.  The Company requested that stay be lifted, but the request was recently denied by the European Patent Office pending resolution of the German lawsuit.

The Company has been served with the CardiAQ complaint and intends to vigorously defend itself.  On July 29, 2014, the Company filed a motion to dismiss several of CardiAQ’s claims. As a result of the Company’s motion, CardiAQ filed a first amended complaint on August 12, 2014, and the Company responded by filing another motion to dismiss several of CardiAQ’s claims.  The Court scheduled a hearing on the motion to dismiss for November 5, 2014.  The parties have submitted proposed schedules for the remainder of the case.  Based on its understanding of the unproven allegations, the Company believes the lawsuit to be groundless and without merit.

The outcome of this matter is not currently determinable nor is it possible to accurately predict the outcome or quantum of this proceeding to the Company at this time. Until this matter has been resolved by the appropriate Court, the Company cannot give any assurances as to such outcome. Accordingly, no dollar value has been recorded in the accompanying financial statements.

13

Contractual obligations

The following table summarizes our contractual obligations as of September 30, 2014:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term Debt Obligations	$212,673	$44,368	$92,335	$75,970	$-
Operating leases	710,723	176,467	413,935	98,849	21,472
Total	$923,396	$220,835	$506,270	$174,819	$21,472

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three and nine months ended September 30, 2014 and 2013, other than those compensation based payments disclosed in Note 19 of the financial statements.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days or sooner if management determines that certain accounts receivable may be uncollectible. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

14

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Changes in Accounting Policies including Initial Adoption

During the three and nine months ended September 30, 2014, there have been no changes in accounting policies. The Company has not adopted any new accounting policies during the three and nine months ended September 30, 2014.

financial instruments

The Company currently does not make use of any financial instruments.

Disclosure Controls and Internal controls over financial reporting

The CEO and Chief Financial Officer (“CFO”), in cooperation with the other members of senior management and directors, are responsible for the Company’s disclosure controls and procedures (“DC&P”) and the design of internal controls over financial reporting (“ICFR”) in order to provide reasonable assurance that the Company’s financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.  The Company acknowledges that there are inherent limitations on the ability of the CEO and CFO to design and implement DC&P and ICFR for the Company on a cost effective basis given the current size of the Company and this may result in additional risks to the quality, reliability, transparency and timeliness of the interim and annual filings and other reports provided. There have been no material changes in our internal control over financial reporting or disclosure controls and procedures during the nine months ended September 30, 2014, that have materially affected, or are reasonably likely to affect our internal control over financing reporting.

As a reporting company under the Exchange Act, the Company’s CEO and CFO will be required to assess the adequacy of the Company’s ICFR and DCP as of December 31, 2014. However, because the Company is an “emerging growth company”, as defined in the U.S. Jumpstart Our Business Startups Act of 2012, it will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial public offering in the U.S.

aDDITIONAL INFORMATION

Additional information about the Company, including the Financial Statements, is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

15

DOCUMENT 2

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND 2013

(Expressed in Canadian dollars)

CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5 – 17

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	Notes	September 30, 2014	December 31, 2013
			(Audited)
ASSETS
Current assets
Cash and cash equivalents	6	$9,723,488	$3,403,472
Investments	7	11,999,999	-
Accounts receivable	8	2,248,688	1,289,933
Inventory	9	743,260	484,811
Prepaid expenses and other assets		236,451	28,266
Total current assets		24,951,886	5,206,482

Non-current assets
Property, plant and equipment	10	2,545,464	2,236,900
Total non-current assets		2,545,464	2,236,900

Total assets		$27,497,350	$7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$1,677,545	$1,577,158
Current portion of long-term debt	12	44,368	43,548
Total current liabilities		1,721,913	1,620,706

Non-current liabilities
Long-term debt	12	168,305	200,084
Total non-current liabilities		168,305	200,084

Total liabilities		1,890,218	1,820,790

Equity
Share capital	13	98,974,133	73,411,391
Contributed surplus	13	16,167,530	10,305,204
Deficit		(89,534,531)	(78,094,003)
Total equity		25,607,132	5,622,592

Total liabilities and equity		$27,497,350	$7,443,382

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2014	2013	2014	2013

REVENUE
Product sales		$471,468	$654,809	$1,965,387	$2,011,688
Contract manufacturing		1,366,552	583,466	2,273,493	1,679,976
Consulting services		2,431,340	2,395,616	8,271,130	4,744,422
	14	4,269,360	3,633,891	12,510,010	8,436,086

COST OF GOODS SOLD	16	2,468,747	2,160,092	7,450,193	5,027,528
GROSS PROFIT		1,800,613	1,473,799	5,059,817	3,408,558

EXPENSES
Selling expenses	16	19,285	7,366	63,613	60,058
General and administrative expenses	16	2,916,141	1,009,473	8,656,982	3,663,868
Product development and clinical trials expenses	16	3,488,051	1,878,943	7,834,960	4,481,123
		6,423,477	2,895,782	16,555,555	8,205,049

OPERATING LOSS		(4,622,864)	(1,421,983)	(11,495,738)	(4,796,491)

OTHER INCOME/(EXPENSE)
Interest income		77,897	-	153,835	-
Interest expense		(1,883)	(2,240)	(5,895)	(6,951)
Loss on disposal of property and equipment		(32,022)	-	(32,022)	-
(Loss)/gain on foreign exchange		(9,673)	(15,603)	(60,708)	265,067
		34,319	(17,843)	55,210	258,116

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(4,588,545)	$(1,439,826)	$(11,440,528)	$(4,538,375)

LOSS PER SHARE
Basic and diluted loss per share	18	$(0.09)	$(0.03)	$(0.22)	$(0.10)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian dollars)

	Notes	Share Capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2013		$70,421,185	$8,370,258	$(71,343,753)	$7,447,690

Issue of share capital on exercise of warrants		2,919,062	-	-	2,919,062
Issue of share capital on exercise of options		58,444	(27,234)	-	31,210
Share-based payments		-	1,581,369	-	1,581,369
		2,977,506	1,554,135	-	4,531,641

Loss and comprehensive loss for the period		-	-	(4,538,375)	(4,538,375)

Balance at September 30, 2013		$73,398,691	$9,924,393	$(75,882,128)	$7,440,956

Balance at January 1, 2014		$73,411,391	$10,305,204	$(78,094,003)	$5,622,592

Issue of share capital pursuant to a bought deal prospectus offering	13	25,152,000	-	-	25,152,000
Share issue costs	13	(506,651)	-	-	(506,651)
Issue of share capital on exercise of options	13	917,393	(754,009)	-	163,384
Share-based payments	13	-	6,616,335	-	6,616,335
		25,562,742	5,862,326	-	31,425,068

Loss and comprehensive loss for the period		-	-	(11,440,528)	(11,440,528)

Balance at September 30, 2014		$98,974,133	$16,167,530	$(89,534,531)	$25,607,132

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and nine months ended September 30,
(Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2014	2013	2014	2013

OPERATING ACTIVITIES
Loss for the period		$(4,588,545)	$(1,439,826)	$(11,440,528)	$(4,538,375)
Adjustments for:
Depreciation	16	96,638	89,503	261,271	176,829
Share-based payments	16	2,385,694	245,648	6,616,335	1,581,369
Loss on disposal of property and equipment	10	32,022	-	32,022	-
Interest income		(77,897)	-	(153,835)	-
Interest expense		1,883	2,240	5,895	6,951
		(2,150,205)	(1,102,435)	(4,678,840)	(2,773,226)

Net change in non-cash working capital items:
Accounts receivable		(885,334)	(425,371)	(900,948)	(879,689)
Inventory		91,780	(41,670)	(258,449)	(286,143)
Prepaid expenses and other assets		(92,772)	63,032	(208,185)	(28,276)
Accounts payable and accrued liabilities		(594,826)	(65,188)	100,387	369,264
Customer Deposits		(116,300)	-	-	-
		(1,597,452)	(469,197)	(1,267,195)	(824,844)

Interest paid and received:
Interest received		55,843	-	96,028	-
Interest paid		(1,883)	(2,240)	(5,895)	(6,951)
		53,960	(2,240)	90,133	(6,951)

		(3,693,697)	(1,573,872)	(5,855,902)	(3,605,021)

INVESTING ACTIVITES
Investment in guaranteed investment certificates	7	(2,000,000)	-	(11,999,999)	-
Purchase of property, plant and equipment	10	(284,854)	(111,150)	(601,857)	(1,004,182)
		(2,284,854)	(111,150)	(12,601,856)	(1,004,182)

FINANCING ACTIVITIES
Decrease in bank overdraft		-	(80,110)	-	-
Repayment of long-term debt		(10,401)	(10,045)	(30,959)	(29,904)
Proceeds from share issue pursuant to a bought deal prospectus offering, net of share issue costs of $506,651	13	-	-	24,645,349	-
Proceeds from exercise of warrants	13	-	472,187	-	2,919,062
Proceeds from exercise of options	13	24,606	7,498	163,384	31,210
		14,205	389,530	24,777,774	2,920,368

NET CHANGE IN CASH AND CASH EQUIVALENTS		(5,964,346)	(1,295,492)	6,320,016	(1,688,835)

CASH AND CASH EQUIVALENTS
Beginning of the period		15,687,834	5,467,777	3,403,472	5,861,120
End of the period		$9,723,488	$4,172,285	$9,723,488	$4,172,285

Represented by:
Cash		$628,990	$4,172,285	$628,990	$4,172,285
Cashable high interest savings accounts		9,094,498	-	9,094,498	-
	6	$9,723,488	$4,172,285	$9,723,488	$4,172,285

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

1.	INCORPORATION AND NATURE OF BUSINESS

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company. The consolidated financial statements of the Company as at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVC) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products called Peripatch™ that are used as key components in third-party medical products including transcatheter heart valves.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2013. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2013 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2013.

The results for the three and nine months ended September 30, 2014 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries: Neovasc Medical Inc., Angiometrx Inc., Neovasc Tiara Inc., Neovasc Medical Ltd., B-Balloon Ltd. and Neovasc (US) Inc.. All intercompany balances and transactions have been eliminated upon consolidation.

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Loss and Comprehensive Loss' in a single statement.

(d)	Significant judgments, estimates and assumptions

When preparing interim consolidated financial statements, management makes a number of judgments, estimates and assumptions determination of the net realizable value of inventory, allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2013.

3.	CHANGES IN ACCOUNTING POLICIES

During the three and nine months ended September 30, 2014 there have been no changes in accounting policies.

5

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, or new debt (secured, unsecured, convertible and/or other types of available debt instruments).

The capital of the Company is comprised of:

	Notes	September 30, 2014	December 31, 2013

Equity		$25,607,132	$5,622,592
Long-term debt	12	212,673	243,632
		$25,819,805	$5,866,224

The Company is subject to certain financial covenants in connection with its long-term debt, including a requirement to limit the amount of total debt in relation to total equity by a ratio of less than or equal to 1:1. As at September 30, 2014 and December 31, 2013, the Company was in compliance with all financial covenants associated with its long-term debt.

For the nine months ended September 30, 2014 and year ended December 31, 2013, there were no changes in the Company’s capital management policy.

5.	FINANCIAL RISK MANAGEMENT

Categories of financial assets and financial liabilities

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Notes	September 30, 2014	December 31, 2013

Financial assets		Loans and receivables
Cash and cash equivalents	6	$9,723,488	$3,403,472
Investments	7	11,999,999	-
Accounts receivable	8	2,248,688	1,289,933
		$23,972,175	$4,693,405

Financial liabilities		Other liabilities
Accounts payable and accrued liabilities	11	$1,677,545	$1,577,158
Long-term debt	12	212,673	243,632
		$1,890,218	$1,820,790

The estimated fair value of the long-term debt is $196,187 and has been estimated using a present value technique by discounting cash flows using interest rate of 3.5%, and is considered a level 2 fair value measurement.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and customer deposits are considered a reasonable approximation of fair value.

6

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States and European Union currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. United States and European Union currency represents approximately 39% and 52% of the revenue for nine months ended September 30, 2014 (nine months ended September 30, 2013: 45% and 43% respectively). A 5% change in the foreign exchange rates for United States and European Union currencies will result in a change in revenues of approximately $241,000 and $324,000 respectively for the nine months ended September 30, 2014 (nine months ended September 30, 2013: $190,000 and $180,000 respectively). A 5% change in the foreign exchange rates for the United States and European Union currencies for foreign currency denominated accounts receivable will impact net income by approximately $19,000 and $47,000 respectively as at September 30, 2014 (December 31, 2013: $18,000 and $44,000 respectively), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $13,000 and $1,800 respectively as at September 30, 2014 (December 31, 2013: $17,000 and $22,000 respectively). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company makes fixed repayments on its long-term debt (see Note 12). Included in the repayments is an interest payment with an interest rate floating at prime rate plus 0.5% per annum. Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the bank loan. A 1% change in the interest rate on the bank loan will impact net income as at September 30, 2014 by approximately $2,100 (December 31, 2013: $2,430) and inversely change the amount of principal repaid by the same amount.

The Company receives interest on its cash in the bank at an interest rate of 0.25%. A 1% change in the interest rate on the cash in the bank will impact net income as at September 30, 2014 by approximately $690 (December 31, 2013: $nil).

The Company receives interest on its investment in high interest saving accounts (“HISAs”) at variable interest rate. A 1% change in the interest rate on the investment in HISAs will impact net income as at September 30, 2014 by approximately $91,000 (December 31, 2013: $nil).

The Company is not exposed to cash flow interest rate risk on fixed rate cash and cash equivalents and investments, and short term accounts receivable without interest.

(c)	Liquidity risk

As at September 30, 2014, the Company had cash and cash equivalent of $9,723,488. The cash used in operations during the nine months ended September 30, 2014 was $5,855,902.

As at September 30, 2014, the Company had working capital of $23,229,973 as compared to working capital of $3,585,776 at December 31, 2013.

The Company monitors its cash flow on the monthly basis and compares actual performance to the budget for the fiscal year. The Company believes it has sufficient funds for the next 12 months but further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

7

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(c) Liquidity risk (continued)

As at September 30, 2014 and December 31, 2013, the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) as summarized below:

	Current		Non-current
September 30, 2014	Within 6 months	6 to 12 months	1 to 5 years	later than 5 years
Accounts payable and accrued liabilities	$1,677,545	$-	$-	$-
Long-term debt	21,968	22,400	168,305	-
	$1,699,513	$22,400	$168,305	$-
December 31,2013
Accounts payable and accrued liabilities	$1,577,158	$-	$-	$-
Long-term debt	21,525	22,023	186,021	14,063
	$1,598,683	$22,023	$186,021	$14,063

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable at September 30, 2014: $1,965,304 (December 31, 2013: $1,237,996).

As at September 30, 2014, the Company had $15,932 (December 31, 2013: $29,354) of trade accounts receivable that was overdue, according to the customers’ credit terms. During the three and nine months ended September 30, 2014 the Company wrote down $nil and $218,501 of accounts receivable owed by customers, respectively, (three and nine months ended September 30, 2013: $nil).

The Company may also have credit risk related to its cash and cash equivalents with a maximum exposure of $9,723,488 (December 31, 2013: $3,403,472), and related to its investments with a maximum exposure of $11,999,999 (December 31, 2013: $nil). The Company minimizes its risk by dealing with Canadian chartered banks.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2014	December 31, 2013

Canadian dollars	$70,053	$2,481,367
United States dollars	549,244	288,201
European euros	9,693	633,904
Cashable high interest savings accounts (“HISAs”)	9,094,498	-
	$9,723,488	$3,403,472

The HISAs are issued by major Canadian Chartered Banks. The HISAs are fully cashable at any time and have a variable interest rate.

8

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

7.	INVESTMENTS

	September 30, 2014	December 31, 2013

Guaranteed investment certificates (“GICs”)	$11,999,999	$-

The GICs, issued by major Canadian Chartered Banks, are non-cashable and have 1 year term. Of these GICs, $4,999,999 will mature on March 27, 2015, and have a fixed interest rate of 1.47% per annum, $5,000,000 will mature on June 25, 2015, and have a fixed interest rate of 1.47% per annum, and $2,000,000 will mature on September 23, 2015, and have a fixed interest rate of 1.61% per annum.

8.	ACCOUNTS RECEIVABLE

	September 30, 2014	December 31, 2013
Net trade receivables	$1,965,304	$1,237,996
Accrued interest on GICs	57,807	-
Other receivables	225,577	51,937
	$2,248,688	$1,289,933

All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value.

The aging analysis of receivables is as follows:

	September 30, 2014	December 31, 2013

Not past due	$1,949,372	$1,208,642
Past due 0 - 30 days	15,932	29,354
	$1,965,304	$1,237,996

All of the Company's trade and other receivables have been reviewed for impairment. During the nine months ended September 30, 2014 the Company wrote down $218,501 accounts receivable owed by a customer, which the Company believes is not recoverable.

There was no allowance for doubtful accounts at September 30, 2014 or December 31, 2013 and there was no movement in the allowance for doubtful accounts in either period.

All accounts receivable are pledged as security for the long-term debt of the Company (see Note 12).

9.	INVENTORY

	September 30, 2014	December 31, 2013

Raw materials	$463,478	$140,983
Work in progress	205,517	304,241
Finished goods	74,265	39,587
	$743,260	$484,811

During the three and nine months ended September 30, 2014, $1,318,537 and $3,933,717 of inventory was expensed in cost of goods sold (three and nine months ended September 30, 2013: $937,276 and $2,613,741), and $637,272 and $1,376,396 of inventory was used in internal development projects and expensed in product development and clinical trial expenses (three and nine months ended September 30, 2013: $205,773 and $396,427).

During the three and nine months ended September 30, 2014 and year ended December, 31, 2013 the Company did not write down any obsolete inventory.

All the inventories are pledged as security for the long-term debt of the Company (see Note 12).

9

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

10.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2013	$207,347	$1,299,642	$-	$678,361	$217,111	$271,664	$170,133	$2,844,258
Additions	-	327,363	76,958	448,295	101,279	37,013	50,280	1,041,188
Balance at December 31, 2013	$207,347	$1,627,005	$76,958	$1,126,656	$318,390	$308,677	$220,413	$3,885,446

Additions	-	64,115	10,000	276,759	139,500	31,486	79,997	601,857
Disposals		-	(76,958)	-	-	-	(29,553)	(106,511)
Balance at September 30, 2014	$207,347	$1,691,120	$10,000	$1,403,415	$457,890	$340,163	$270,857	$4,380,792

ACCUMULATED DEPRECIATION

Balance at January 1, 2013	$-	$301,053	$-	$509,550	$161,221	$265,625	$139,437	$1,376,886
Depreciation for the year	-	45,835	31,107	115,024	34,393	33,023	12,278	271,660
Balance at December 31, 2013	$-	$346,888	$31,107	$624,574	$195,614	$298,648	$151,715	$1,648,546

Depreciation for the period	-	38,403	34,780	121,659	40,732	14,297	11,400	261,271
Disposals	-	-	(65,887)	-	-	-	(8,602)	(74,489)
Balance at September 30, 2014	$-	$385,291	$-	$746,233	$236,346	$312,945	$154,513	$1,835,328

CARRYING AMOUNTS

At December 31, 2013	$207,347	$1,280,117	$45,851	$502,082	$122,776	$10,029	$68,698	$2,236,900
At September 30, 2014	$207,347	$1,305,829	$10,000	$657,182	$221,544	$27,218	$116,344	$2,545,464

All property, plant and equipment are pledged as security for the long-term debt of the Company (see Note 12).

10

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2014	December 31, 2013

Trade payables	$1,115,398	$1,218,890
Accrued vacation	305,646	248,334
Accrued liabilities	229,798	84,130
Other payables	26,703	25,804
	$1,677,545	$1,577,158

All amounts are short-term. The net carrying value of trade payables is considered a reasonable approximation of fair value.

12.	LONG-TERM DEBT

	September 30, 2014	December 31, 2013

Bank installment loan	$212,673	$243,632
Less current portion	(44,368)	(43,548)
	$168,305	$200,084

Repayments consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on or before August 1, 2022. The loan agreement as amended on September 27, 2013, is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime plus 0.5% per annum.

Principal maturities in the next five years and thereafter are approximately as follows:

	September 30, 2014	December 31, 2013

Year 1	$44,368	$43,548
Year 2	45,614	44,846
Year 3	46,721	45,935
Year 4	47,855	47,049
Year 5	28,115	48,191
Thereafter	-	14,063
	$212,673	$243,632

More information about the Company’s exposure to interest rate risk and liquidity risk is given in Notes 5(b) and 5(c).

11

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

13.	SHARE CAPITAL

All common shares are equally eligible to receive dividends, and to receive the repayment of capital and represent one vote at the shareholders’ meeting.

All preferred shares have no voting rights at the shareholder’s meeting but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2013	45,827,040	$70,421,185	$8,370,258
Issued for cash on exercise of warrants (i)	2,335,250	2,919,062	-
Issued for cash on exercise of options	52,790	71,144	(28,434)
Share-based payments	-	-	1,963,380
Balance, December 31, 2013	48,215,080	$73,411,391	$10,305,204
Issued for cash pursuant to bought deal prospectus offering (ii)	4,192,000	25,152,000	-
Share issue costs (ii)	-	(506,651)	-
Issued for cash on exercise of options	516,047	740,093	(576,709)
Issued on net exercise of options (iii)	833,805	177,300	(177,300)
Share-based payments	-	-	6,616,335
Balance, September 30, 2014	53,756,932	$98,974,133	$16,167,530

(i)	In 2013 the Company issued 2,335,250 common shares, upon the exercise of warrants issued as part of the Company’s August 2011 financing. Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

(ii)	On March 26, 2014, the Company closed a bought deal equity prospectus offering underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue costs were $506,651.

(iii)	On May 26, 2014 962,500 options were exercised under a net exercise provision in the stock option plan. Under this provision the Company issued fully paid and non-assessable common shares to the option holder equal to the number of options exercised multiplied by the quotient obtained by dividing the result of the market price of one common share on the date of the exercise less the exercise price per common share by the market price of one common share on the date of the exercise. This provision is anti-dilutive to the existing shareholders. The Company does not receive cash proceeds from the exercise of the options but issues fewer common shares on the exercise of the options.

12

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

13. SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which are not the part of the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)

Options outstanding, January 1, 2013	7,767,787	$0.85	2.91
Granted	1,084,006	2.43
Exercised	(52,790)	0.81
Forfeited	(3,348)	1.63
Expired	(10,735)	0.01
Options outstanding, December 31, 2013	8,784,920	$1.04	2.20
Granted	2,075,000	6.54
Exercised for cash	(516,047)	0.32
Exercised under net exercise provision (i)	(962,500)	0.95
Forfeited	(20,372)	3.23
Options outstanding, September 30, 2014	9,361,001	$2.32	2.40
Options exercisable, September 30, 2014	7,250,746	$1.40	1.87

The following table lists the options outstanding at September 30, 2014 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	300,920	2.26	300,920	2.26
$0.20-0.40	1,791,225	0.43	1,791,225	0.43
$0.97-1.60	4,141,350	1.89	3,996,650	1.68
$2.00-4.25	1,055,006	3.52	687,451	3.45
$6.50-7.00	2,072,500	4.58	474,500	4.58
	9,361,001		7,250,746

(i)	On May 26, 2014 962,500 options were exercised under a net exercise provision in the stock option plan. Under this provision the Company issued fully paid and non-assessable common shares to the option holder equal to the number of options exercised multiplied by the quotient obtained by dividing the result of the market price of one common share on the date of the exercise less the exercise price per common share by the market price of one common share on the date of the exercise. This provision is anti-dilutive to the existing shareholders. The Company does not receive cash proceeds from the exercise of the options but issues fewer common shares on the exercise of the options.
13

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

13. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the nine months ended September 30, 2014 was $6.76 (nine months ended September 30, 2013: $1.92). During the three and nine months ended September 30, 2014, the Company recorded $2,385,694 and $6,616,335 as compensation expense for share-based compensation awarded to eligible optionees (three and nine months ended September 30, 2013: $245,648 and $1,581,369). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	September 30, 2014	December 31, 2013
Weighted average fair value	$5.21	$2.26
Dividend yield	nil	nil
Volatility	101%	140%
Risk-free interest rate	1.75%	1.25%
Expected life	5 years	5 years
Estimated Forfeiture rate	0%	0%

(d)	Warrants

In 2013 the Company issued 2,335,250 common shares upon the exercise of warrants issued as part of the Company’s August 2011 financing. Proceeds received from the exercise of the 2,335,250 warrants amounted to $2,919,062.

14.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and in the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

REVENUE
United States	$1,275,137	$663,605	$3,325,731	$2,438,245
Europe	2,862,085	2,868,847	8,825,484	5,824,275
Israel	132,138	101,439	358,795	173,566
	$4,269,360	$3,633,891	$12,510,010	$8,436,086

Sales to the Company’s four largest customers accounted for approximately 38%, 21%, 14%, and 11% of the Company’s sales for the three months ended September 30, 2014, and 37%, 21%, 16%, and 14% of the Company’s sales for the nine months ended September 30, 2014. Comparatively, sales to the Company’s three largest customers accounted for approximately 45%, 18%, and 15% of the Company’s sales for the three months ended September 30, 2013 and 37%, 24%, and 15% of the Company’s sales for the nine months ended September 30, 2013.

14

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

15.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Salaries and wages	$1,811,274	$1,291,538	$4,988,616	$3,446,122
Canadian pension plan and employment insurance	84,863	63,781	278,743	194,081
Contribution to defined contribution pension plan	32,786	26,516	94,496	71,008
Cash-based employee expenses	1,928,923	1,381,835	5,361,855	3,711,211
Share-based payments	2,385,694	245,648	6,616,335	1,581,369
	$4,314,617	$1,627,483	$11,978,190	$5,292,580

16.	DEPRECIATION AND SHARE-BASED PAYMENTS

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

COST OF GOODS SOLD
Depreciation	$31,996	$30,844	$88,856	$41,386
Share-based payments	74,243	25,153	203,756	111,445
Cash-based employee expenses	910,863	692,624	2,577,294	1,706,686
Other costs	1,451,645	1,411,471	4,580,287	3,168,011
TOTAL COST OF GOODS SOLD	$2,468,747	$2,160,092	$7,450,193	$5,027,528

EXPENSES
Selling expenses
Depreciation	$96	$137	$288	$412
Share-based payments	1,994	1,131	8,336	5,956
Cash-based employee expenses	16,024	16,557	51,636	49,419
Other expenses	1,171	(10,459)	3,353	4,271
	19,285	7,366	63,613	60,058

General and administrative expenses
Depreciation	23,583	23,351	68,510	57,897
Share-based payments	1,075,085	172,334	3,931,978	1,251,337
Cash-based employee expenses	351,753	333,855	1,167,331	949,778
Other expenses	1,465,720	479,933	3,489,163	1,404,856
	2,916,141	1,009,473	8,656,982	3,663,868

Product development and clinical trials expenses
Depreciation	40,963	35,171	103,617	77,134
Share-based payments	1,234,372	47,030	2,472,265	212,631
Cash-based employee expenses	650,283	338,799	1,565,594	1,005,328
Other expenses	1,562,433	1,457,943	3,693,484	3,186,030
	3,488,051	1,878,943	7,834,960	4,481,123

TOTAL EXPENSES	$6,423,477	$2,895,782	$16,555,555	$8,205,049

Depreciation per Statements of Cash Flows	$96,638	$89,503	$261,271	$176,829

Share-based payments per Statements of Cash Flows	$2,385,694	$245,648	$6,616,335	$1,581,369

Cash-based employee expenses (see Note 15)	$1,928,923	$1,381,835	$5,361,855	$3,711,211
15

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

17.	OPERATING LEASES

The Company entered into an agreement for additional office space in August 2013. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on August 1, 2013.

The Company entered into an agreement for additional office space in June 2014. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 36 months commencing on October 1, 2014.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis, MN. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 66 months commencing on September 1, 2014.

The future minimum operating lease payments due over the next six years are as follows:

	As at September 30,
	2014	2013

Year 1	$176,467	$32,000
Year 2	206,279	9,450
Year 3	207,656	-
Year 4	48,694	-
Year 5	50,155	-
Thereafter	21,472	-
	$710,723	$41,450

Lease payments recognized as an expense during the three and nine months ended September 30, 2014 amount to $40,243 and $60,971 (three and nine months ended September 30, 2013: $7,055 and $17,835).

18.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the three and nine months ended September 30, 2014 amounted to 53,746,575 and 51,790,432 shares (three and nine months ended September 30, 2013: 48,008,763 and 47,074,491 shares).

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Weighted average number of common shares	53,746,575	48,008,763	51,790,432	47,074,491
Loss for the period	(4,588,545)	(1,439,826)	(11,440,528)	(4,538,375)
Basic loss per share	$(0.09)	$(0.03)	$(0.22)	$(0.10)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

16

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(Expressed in Canadian dollars)

19.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Short-term employee benefits
Employee salaries and bonuses	$320,586	$180,063	$827,577	$556,938
Directors fees	33,624	15,428	98,811	46,964
Social security and medical care costs	4,087	2,695	24,762	18,046
	358,297	198,186	951,150	621,948

Post-employment benefits
Contributions to defined contribution pension plan	6,933	6,752	26,791	20,885

Share-based payments	1,453,079	59,172	4,602,671	911,632

Total key management remuneration	$1,818,309	$264,110	$5,580,612	$1,554,465

20.	AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the three and nine months ended September 30, 2014 (including comparatives) were approved by the audit committee on behalf of the board of directors on November xx, 2014.

Alexei Marko, Director

Steve Rubin, Director

17

DOCUMENT 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended September 30, 2014.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR – material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2014

(Signed) Alexei Marko

Alexei Marko
Chief Executive Officer

2

DOCUMENT 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended September 30, 2014.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR – material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 1, 2014 and ended on September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2014

(Signed) Chris Clark

Chris Clark
Chief Financial Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 13, 2014	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer